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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               NORAND CORPORATION

                           (Name of Subject Company)

                             WAI ACQUISITION CORP.

                               WESTERN ATLAS INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  655421 10 5
                     (CUSIP number of class of securities)

                               NORMAN L. ROBERTS
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               WESTERN ATLAS INC.
                            360 NORTH CRESCENT DRIVE
                        BEVERLY HILLS, CALIFORNIA 90210
                                 (310) 888-2700
            (Name, address and telephone number of person authorized
           to receive notices and communications on behalf of bidder)

                                   COPIES TO:

                             ELLIOTT V. STEIN, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------    --------------------------------------
           $262,737,317.50                              $52,547.47

------------------------

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value
    $0.01 per share, of Norand Corporation at $33.50 per share net to the seller in cash.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                   Filing
                         None             Party:       Not Applicable
Form or Registration                      Date Filed:
No.:                     Not Applicable                Not Applicable

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                              (Page 1 of 8 Pages)

  CUSIP No. 655421 10 5                  14D-1                    Page 2 of 8 Pages

       1.    Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             WAI Acquisition Corp.
       2.    Check the Appropriate Box if a Member of a Group
                   (a)  / /
                   (b)  / /
       3.    SEC Use Only
       4.    Sources of Funds

             AF
       5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
             2(f)  / /
       6.    Citizenship or Place of Organization

             Delaware
       7.    Aggregate Amount Beneficially Owned by Each Reporting Person

             - 0 -
       8.    Check if the Aggregate Amount in Row (7) excludes Certain Shares / /
       9.    Percent of Class Represented by Amount in Row (7)

             - 0 -
      10.    Type of Reporting Person

             CO

  CUSIP No. 655421 10 5                  14D-1                    Page 3 of 8 Pages

       1.    Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person
             Western Atlas Inc. (95-3899675)
       2.    Check the Appropriate Box if a Member of a Group
                   (a) / /
                   (b) / /
       3.    SEC Use Only
       4.    Sources of Funds

             BK, WC
       5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
             2(f) / /
       6.    Citizenship or Place of Organization

             Delaware
       7.    Aggregate Amount Beneficially Owned by Each Reporting Person

             - 0 -
       8.    Check if the Aggregate Amount in Row (7) excludes Certain Shares / /
       9.    Percent of Class Represented by Amount in Row (7)

             - 0 -
      10.    Type of Reporting Person

             CO

    This Schedule 14D-1 relates to the offer by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares on a fully diluted basis (assuming exercise of all outstanding stock options and warrants) of Common Stock, par value $0.01 per share (the "Shares"), of Norand Corporation, a Delaware corporation (the "Company"), at a purchase price of $33.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed on behalf of the Purchaser and Parent.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Norand Corporation. The address of its principal executive offices is 550 Second Street Southeast, Cedar Rapids, Iowa 52401.

    (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; Other Agreements") of the Offer to Purchaser, which is incorporated herein by reference.

    (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

    (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Not applicable.

                              (Page 4 of 8 Pages)

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; Other Agreements") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I ("Directors and Executive Directors of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Reference is hereby made to the information set forth in the "Introduction,"
Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Office; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; Other Agreements") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

    (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; Other Agreements") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

    (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

    (e) To the best knowledge of Parent and the Purchaser, no such proceedings are pending or have been instituted.

    (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

                              (Page 5 of 8 Pages)

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)   --         Offer to Purchase, dated January 24, 1997.
  (a)(2)   --         Letter of Transmittal.
  (a)(3)   --         Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                        Nominees.
  (a)(4)   --         Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                        Companies and Nominees.
  (a)(5)   --         Notice of Guaranteed Delivery.
  (a)(6)   --         Guidelines of the Internal Revenue Service for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.
  (a)(7)   --         Press release issued by Parent on January 22, 1997.
  (a)(8)   --         Form of Summary Advertisement, dated January 24, 1997.
  (b)(1)   --         Credit Agreement dated as of December 22, 1994 among Parent and the banks named therein, together with Amendment No. 1 thereto dated as of March 20, 1996.
  (c)(1)   --         Agreement and Plan of Merger dated as of January 21, 1997 by and among the
                        Company, the Purchaser and Parent.
  (c)(2)   --         Original Equipment Manufacturer Agreement dated as of January 21, 1997 by and between Parent and the Company.
  (c)(3)   --         Confidentiality Agreement dated February 16, 1996 between Parent and the Company.
  (d)      --         Not applicable.
  (e)      --         Not applicable.
  (f)      --         Not applicable.

                              (Page 6 of 8 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 1997

                                            WESTERN ATLAS INC.
                                          By: __/s/__MICHAEL E. KEANE___________
                                             Name: Michael E. Keane
                                             Title: SENIOR VICE PRESIDENT AND
                                                  CHIEF FINANCIAL OFFICER
                                             WAI ACQUISITION CORP.
                                          By: __/s/__MICHAEL E. KEANE___________
                                             Name: Michael E. Keane
                                             Title: PRESIDENT

                              (Page 7 of 8 Pages)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                               DESCRIPTION
---------  ------------------------------------------------------------------------------------------------
(a)(1)     --Offer to Purchase, dated January 24, 1997.....................................................

(a)(2)     --Letter of Transmittal.........................................................................

(a)(3)     --Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees............

(a)(4)     --Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
               Nominees....................................................................................

(a)(5)     --Notice of Guaranteed Delivery.................................................................

(a)(6)     --Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number
               on Substitute Form W-9......................................................................

(a)(7)     --Press release issued by Parent on January 22, 1997............................................

(a)(8)     --Form of Summary Advertisement, dated January 24, 1997.........................................

(b)(1)     --Credit Agreement dated as of December 22, 1994 among Parent and the banks named therein, together with Amendment No. 1 thereto dated as of March 20, 1996............................

(c)(1)     --Agreement and Plan of Merger dated as of January 21, 1997 by and among the Company, the
               Purchaser and Parent........................................................................

(c)(2)     --Original Equipment Manufacturer Agreement dated as of January 21, 1997 by and between Parent and the Company.............................................................................

(c)(3)     --Confidentiality Agreement dated February 16, 1996 between Parent and the Company..............

(d)        --Not applicable................................................................................

(e)        --Not applicable................................................................................

(f)        --Not applicable................................................................................

                              (Page 8 of 8 Pages)